June 27, 2014

Catherine Gordon

Senior Counsel

Office of Disclosure Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Advisers Preferred Trust, File Nos. 333-184169, 811-22756.

Dear Ms. Gordon:

On April 28, 2014, Advisers Preferred Trust (the "Registrant"), on behalf of its series The Gold Bullion Strategy Fund (the "Fund"), filed Post-Effective Amendment Number 19 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  On June 12, 2014, you provided oral comments to the Registration Statement.  Please find below Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.  Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity.

PROSPECTUS

Comment 1.

Please confirm that estimated "Other Expenses" in the table of Annual Fund Operating Expenses includes expenses associated with the use of the ReFlow liquidity service.

Response.

The Registrant confirms that estimated "Other Expenses" in the table of Annual Fund Operating Expenses includes expenses associated with the use of the ReFlow liquidity service.

Comment 2.

With respect to derivative disclosures, please confirm that the Registrant is familiar with and has considered the disclosure principles outlined in a Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter").

Response.

The Registrant confirms it has reviewed the Derivatives Letter and believes derivative-related disclosures are consistent with its principles including specificity as to derivative type, purpose and risks.

Comment 3.

Please include a representation that the Fund will limit its per over-the-counter counterparty exposure to 25% of Fund assets.

Response.

The Registrant has amended counterparty-related disclosures to include disclosure substantially to the effect "The Fund does not invest more than 25% of Fund assets in over-the-counter derivative contracts with any one counterparty."

Comment 4.

Please explain how the disclosure describing investments in short term debt instruments for defensive purposes for "extended periods" is consistent with "Temporary Investments."

Response.

The Registrant has included this disclosure to alert investors that the sub-adviser, in responding to adverse market, economic, political or other conditions may invest in defensive instruments for periods longer than certain investors might consider temporary.  In part, because the Gold bullion market may be subject to periods of downturn akin to the downturn in the stock market of 2008, the Registrant believes it relevant to alert shareholders that the Fund may be in a defensive position longer than some investors might consider temporary.

Comment 5.

Please confirm that principal investment risks describing ETFs generally and Gold bullion-related ETFs are consistent.

Response.

The Registrant so confirms and notes the Registrant believes that separating the Gold bullion-related ETFs disclosures would be more informative to shareholders.

STATEMENT OF ADDITIONAL INFORMATION

Comment 6.

Because the Fund references the "SEC or its staff" in the description of its Senior Security Fundamental Investment Policy (as noted below), please provided additional disclosure following the recitation of Fundamental Investment Policies, that explains what is meant by "interpretations of the SEC or its staff."

2.  Senior Securities.  The Fund will not issue senior securities.  This limitation is not applicable to activities that may be deemed to be similar to the issuance or sale of a senior security by the Fund, provided that the Fund's engagement in such activities is consistent with or permitted by the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.

Response.

The Registrant has provided additional disclosure following the recitation of Fundamental Investment Policies, that explains interpretations of the SEC or its staff is in reference to Investment Company Release No 10666 and related subsequent senior security related no-action letters substantially as follows.

"With respect to interpretations of the SEC or its staff described in number 2 above, the SEC and its staff have identified various securities trading practices and derivative instruments used by mutual funds that give rise to potential senior security issues under Section 18(f) of the 1940 Act.  However, rather than rigidly deeming all such practices as impermissible forms of issuing a "senior security" under Section 18(f), the SEC and its staff through interpretive releases, including Investment Company Act Release No. 10666 (April 18, 1979), and no-action letters has developed an evolving series of methods by which a fund may address senior security issues.  In particular, the common theme in this line of guidance has been to use methods of "covering" fund obligations that might otherwise create a senior security-type obligation by holding sufficient liquid assets that permit a fund to meet potential trading and derivative-related obligations.  Thus, a potential Section 18(f) senior security limitation is not applicable to activities that might be deemed to involve a form of the issuance or sale of a senior security by the Fund, provided that the Fund's engagement in such activities is consistent with or permitted by Section 18 of the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff."

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The Registrant has authorized Thompson Hine LLP to acknowledge on its behalf:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Thompson Hine LLP

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